Exhibit 99.2
                               Letterhead of Qwest

FOR IMMEDIATE RELEASE     Contacts: MEDIA CONTACT:             INVESTOR CONTACT:
                                    Tyler Gronbach             Lee Wolfe
                                    6/13 and 6/14 only:        800-567-7296
                                    c/o Kekst and Company      IR@qwest.com
                                    (212) 521-4800
                                    After 6/14: (303) 992-2155

                                    tyler.gronbach@qwest.com

                QWEST COMMUNICATIONS OFFERS TO ACQUIRE U S WEST
  AND FRONTIER IN PLAN TO CREATE $87 BILLION WORLDWIDE COMMUNICATIONS COMPANY

           -- U S WEST SHAREHOLDERS TO RECEIVE UP TO $80.00 PER SHARe
                            IN QWEST COMMON STOCK --

     -- FRONTIER SHAREHOLDERS TO RECEIVE UP TO $75.00 PER SHARE, INCLUDINg
       $20.00 IN CASH AND UP TO $55.00 PER SHARE IN QWEST COMMON STOCK --

          -- TWO TRANSACTIONS VALUED AT $55 BILLION IN CASH AND EQUITy
                      AND $11.4 BILLION IN ASSUMED DEBT --

        -- NEW COMPANY WILL DELIVER WIDE RANGE OF BROADBAND APPLICATIONs AND SERVICES, BENEFIT 31 MILLION CUSTOMERS, SPUR LOCAL COMPETITION --

          -- BOTH PROPOSALS ARE STRATEGICALLY AND FINANCIALLY SUPERIOr
                TO PENDING U S WEST AND FRONTIER TRANSACTIONS --

DENVER, June 13, 1999 -- Qwest Communications International Inc. (Nasdaq: QWST) today offered to acquire U S WEST, Inc. (NYSE: USW) and Frontier Corporation (NYSE: FRO) in separate transactions for a total of $55 billion in cash and equity and $11.4 billion in assumed debt. The proposed transactions will enable Qwest to bring innovative Internet communication services and accelerate the delivery of broadband connectivity to more than 31 million consumers and businesses across the United States. The new company will have a combined equity market capitalization of $87 billion, be headquartered in Denver and employ approximately 71,000 people.

"With the proposed acquisitions of U S WEST and Frontier, we take the next logical step in accelerating our delivery of Internet-based, broadband communications services to customers," said Qwest Chairman and CEO Joseph P. Nacchio. "The Internet communications powerhouse we intend to create will bring together the three companies' network infrastructure, applications and services, as well as their customer distribution channels, to further strengthen Qwest's worldwide, first-to-market leadership position and fuel our continued growth."

Qwest said the proposed Qwest/U S WEST/Frontier combination will generate many strategic and customer benefits. These include:

-- creation of a combined enterprise with $22 billion of pro forma year-2000 revenue and $8 billion of pro forma year-2000 EBITDA (earnings before interest, taxes, depreciation and amortization);

-- accelerated implementation of Qwest's growth strategy, including deployment of its industry-leading Internet platform and local broadband connectivity services;

-- enhanced Qwest leadership in value-added services through 19 combined CyberCenters, strategic alliances and network facilities; and

-- financial and operational scale and scope through lower unit costs achieved by serving an expanding base of more than 31 million customers, including multinational corporations.

Qwest expects the combined enterprise to realize:

--   total synergies of approximately $14 billion through the year 2005;

-- annual revenue growth of between 15% and 17% after Qwest receives approval to provide interLATA long-distance service throughout the U S WEST region; and

-- annual growth in EBITDA of approximately 20% after Qwest receives approval to provide interLATA long-distance service throughout the U S WEST region.

Qwest expects the combination to increase Qwest's earnings per share in the first year following completion of the U S WEST transaction, and to be increasingly accretive thereafter. Qwest said it expects to complete the Frontier and U S WEST transactions by December 1999 and mid-year 2000, respectively, dates which are consistent with the closings projected for the pending transactions involving Frontier and U S WEST.

"Because of our proven ability to adapt rapidly to shifts in the marketplace and effectively implement our strategic business plan, Qwest is uniquely positioned to capitalize immediately on the skills and resources of the combined enterprise for the benefit of shareholders, customers, employees and the communities we serve," said Mr. Nacchio, who will be chairman and chief executive officer of the combined company.

The two acquisition proposals were communicated in separate letters sent today by Mr. Nacchio to U S WEST Chairman, President and CEO Solomon D. Trujillo and to Frontier CEO Joseph P. Clayton. Neither proposal is conditioned upon acceptance of the other proposal. The full texts of the two letters are attached to this press release.

QWEST/U S WEST COMBINATION
--------------------------

Qwest has offered to acquire U S WEST, a Denver-based provider of communications services to more than 25 million customers in 14 states, for 1.738 shares of Qwest common stock for each share of U S WEST common stock. If Frontier agrees to a business combination with Qwest, the consideration payable to U S WEST shareholders will be increased to 1.783 shares of Qwest common stock for each share of U S WEST common stock. In either case, the transaction will be accounted for as a purchase and will be tax-free to U S WEST shareholders.

Based on the closing price of Qwest's shares on Friday, June 11, 1999, the value of Qwest's offer for U S WEST common stock is $80.00 per share if Frontier agrees to a business combination with Qwest and $78.00 per share if Frontier and Qwest do not agree to a business combination. The total equity market value of the Qwest/U S WEST transaction is $41.3 billion ($40.2 billion if Frontier does not agree to a business combination with Qwest). In addition, Qwest will assume $10 billion of U S WEST net debt.

Assuming Frontier agrees to a business combination with Qwest, Qwest's offer for U S WEST represents a 45.8% premium to U S WEST's closing share price of $54.875 on Friday, June 11 and a 28.5% premium to the closing price of U S WEST on May 14, 1999, the last trading day prior to the announcement of U S WEST's merger agreement with Global Crossing. The offer also represents a premium of 25.4% over the value to U S WEST shareholders of the pending transaction with Global Crossing on June 11. If Frontier does not agree to a business combination with Qwest, the Qwest offer for U S WEST represents premiums of 42.1% and 25.3% to the corresponding closing prices of U S WEST common stock on June 11 and May 14, respectively. This offer also represents a premium of 22.2% over the value to U S WEST shareholders of the pending Global Crossing transaction on June 11.

Qwest expects to invite Mr. Trujillo of U S WEST to become Vice Chairman of Qwest after the completion of the Qwest/U S WEST transaction, and to invite Mr. Trujillo and three other U S WEST directors to become Qwest directors at that time.

Qwest stated that in order to ensure completion of the U S WEST transaction, it is prepared to take all actions necessary to comply with current restrictions on the provision of long-distance service in the U S WEST region. Qwest noted that U S WEST recently announced plans to take steps to accelerate its efforts to achieve compliance with the requirements that would permit U S WEST to offer long-distance service in its region, and that Qwest strongly supported that decision.

QWEST/FRONTIER COMBINATION
--------------------------

Qwest has also offered to acquire Frontier Corporation, a Rochester, New York-based provider of facilities-based, integrated communications and Internet services with about two million customers in 35 states, for cash and Qwest common stock. Qwest will pay $20.00 in cash and 1.181 shares of Qwest common stock for each share of Frontier common stock. If U S WEST agrees to a business combination with Qwest, the common stock component of the consideration to be paid to Frontier shareholders will be increased to 1.226 shares of Qwest common stock for each share of Frontier common stock.

Based on the closing price of Qwest common stock on Friday, June 11, the Qwest cash and stock offer has a value of $75.00 per Frontier share if U S WEST also agrees to a business combination with Qwest and $73.00 per share if U S WEST does not agree to a business combination with Qwest. The total market value of the Qwest/Frontier transaction is $13.6 billion if U S WEST agrees to a business combination with Qwest and $13.2 billion if U S WEST does not agree to a business combination with Qwest. In addition, Qwest will assume $1.4 billion of Frontier net debt. The transaction will also be accounted for as a purchase and the stock portion of Qwest's offer will be tax-free for Frontier shareholders.

Assuming U S WEST agrees to a business combination with Qwest, the Qwest offer for Frontier represents a 35.3% premium to Frontier's closing share price of $55.44 on Friday, June 11, and a 68.1% premium to the closing price of Frontier on March 16, 1999, the day prior to the announcement of Frontier's merger agreement with Global Crossing. This offer also represents a 19.0% premium over the value to Frontier's shareholders of the pending transaction with Global Crossing on June 11. If U S WEST does not agree to a business combination with Qwest, the Qwest offer for Frontier represents premiums of 31.7% and 63.6% to the corresponding closing prices of Frontier's common stock on June 11 and March 16, respectively. This offer also represents a premium of 15.9% over the value to Frontier's shareholders of the pending Global Crossing transaction on June 11.

Qwest has received financing commitments from DLJ Capital Funding, Inc. and Bank of America, NT & SA to supplement its existing cash reserves for the purpose of funding the cash portion of the consideration to be paid to Frontier shareholders and to pay transaction fees and expenses.

Qwest expects to invite two directors of Frontier, including Mr. Clayton, to become Qwest directors after the completion of the Qwest/Frontier transaction.

THE COMBINED QWEST/U S WEST/FRONTIER - STRATEGIC FIT
----------------------------------------------------

The combined Qwest/U S WEST/Frontier enterprise will leverage and further strengthen Qwest's industry-leading assets, including its Internet backbone and value-added Internet Protocol (IP) platform, and accelerate broadband connectivity for millions of customers.

Among the many strategic assets of the new company will be:

-- Qwest Macro Capacity Fiber Network, spanning 18,500 miles in the United States, combined with U S WEST's 40,400-mile network and Frontier's 18,000-mile network;

-- Frontier's eleven GlobalCenters for Internet web hosting and data center business;

--   Qwest's seven CyberCenters;

-- Qwest's venture with KPN, the Dutch telecommunications company, to build and operate a high-capacity European fiber optic, IP-based network that has 2,100 miles and will span 8,100 miles when it is completed in 2001;

-- U S WEST's 35,000 broadband local digital subscriber lines (DSL) and 220,000 PCS subscribers; and

-- U S WEST's !NTERPRISE data networking business, with 200,000 Internet access customers.

THE COMBINED QWEST/U S WEST/FRONTIER - FINANCIAL ASPECTS
--------------------------------------------------------

Qwest anticipates that the two transactions will result in total operating synergies of approximately $14 billion over the first five post-completion years, including the following:

-- Incremental revenues (net of costs) of $2.9 billion to $3.1 billion as the combined enterprise expands its local, data, IP and long-distance services.

-- Operating cost savings of between $6.7 billion and $7.1 billion in such areas as network operations and maintenance, sales and marketing, billing, customer and back-office support and by capturing efficiencies in procurement and other areas.

-- Capital expenditure savings of between $3.8 billion and $4.0 billion by eliminating duplication in the three companies' planned network buildouts and in other infrastructure and back-office areas.

FINANCIAL AND STRATEGIC SUPERIORITY OF QWEST'S PROPOSALS
--------------------------------------------------------

Qwest stated that its proposals for U S WEST and Frontier are financially and strategically superior to Global Crossing's pending transactions.

-- Frontier's and U S WEST's shareholders will receive a higher premium for their shares;

-- Frontier's and U S WEST's shareholders will receive a better stock currency, backed by premier assets and a strong management team with a proven track record of performance and growth;

-- Frontier's and U S WEST's shareholders will benefit from value through greater realizable synergies;

--   Qwest's transaction structures are simple; and

-- integration of the three companies has a higher probability of success because of Qwest's successful experience in integrating operations.

Each of the transactions is subject to regulatory and shareholder approvals and other customary closing conditions, including expiration of the applicable Hart-Scott-Rodino waiting periods.

Qwest's financial and legal advisers on the transaction are Donaldson, Lufkin & Jenrette and Davis Polk & Wardwell, respectively.

ABOUT QWEST

Qwest Communications International Inc. (Nasdaq: QWST) is a leader in reliable and secure broadband Internet-based data, voice and image communications for businesses and consumers. Headquartered in Denver, Qwest has more than 8,500 employees working in North America, Europe and Mexico. The Qwest Macro Capacity(R) Fiber Network, designed with the newest optical networking, will span more than 18,500 route miles in the United States when it is completed by mid-1999, and an additional 315-mile network route that will be completed by the end of the year. In addition, Qwest and KPN, the Dutch telecommunications company, have formed a venture to build and operate a high-capacity European fiber optic, Internet Protocol-based network that has 2,100 miles and will span 9,100 miles when it is completed in 2001. Qwest also has nearly completed a 1,400-mile network in Mexico. For more information, please visit the Qwest web site at www.qwestcom.

Figures reflecting the combined companies' equity market capitalization were computed using the Treasury stock method and based on figures reported in their most recent public filings.

NOTE TO EDITORS AND PRODUCERS
-----------------------------

B-Roll footage is available through the following satellite feeds:
------------------------------------------------------------------
June 13: 4:30 PM - 5:00 PM, C Band, Telstar 5, Transponder 24 June 13: 7:30 PM - 8:00 PM, C Band, Telstar 5, Transponder 24 June 14: 5:00 AM - 5:30 PM, C Band, Telstar 5, Transponder 24 June 14: 9:30 AM - 10:00 AM, C Band, Telstar 4, Transponder 9
Audio: 6.2/6.8

                                      ###

This release contains forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Qwest with the SEC, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, failure to complete the network on schedule and on budget, financial risk management and future growth subject to risks, Qwest's ability to achieve Year 2000 compliance, and adverse changes in the regulatory or legislative environment. This release includes analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility. In addition, certain statements regarding synergies and other projections and information contained in this release are based on publicly available information regarding U S WEST and Frontier. Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or such publicly available information or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The Qwest logo is a registered trademark of Qwest Communications International Inc. in the U.S. and certain other countries.

The following is the letter sent today by Mr. Nacchio of Qwest to Mr. Trujillo of U S WEST:

                     Qwest Communications International Inc.
                                 700 Qwest Tower
                             555 Seventeenth Street
                             Denver, Colorado 80202



June 13, 1999

Mr. Solomon D. Trujillo
Chairman, President and Chief Executive Officer
U S WEST, Inc.
1801 California Street
Denver, Colorado 80202

Dear Sol:

Qwest Communications International Inc. is pleased to offer to acquire all of U S WEST, Inc. for Qwest common stock. Qwest will pay 1.738 shares of Qwest common stock for each share of U S WEST common stock. Based on Friday's closing price for Qwest shares, our offer has a value of $78.00 per share. We are also announcing our offer to acquire Frontier Corporation in a stock and cash transaction valued at approximately $13.6 billion and, in the event that Frontier accepts our proposal and we enter into a merger agreement with Frontier, we will increase the consideration payable to U S WEST shareholders to
1.783 shares of Qwest common stock having a value of $80.00 per U S WEST share.

If Frontier agrees to a business combination with us, our offer would represent a 25.4% premium to the value of U S WEST's proposed merger with Global Crossing Ltd. based on the closing price of Global Crossing's shares on Friday, a 45.8% premium to Friday's closing price of U S WEST and a 28.5% premium to the trading price of U S WEST prior to the announcement of its merger agreement with Global Crossing. If we do not conclude our business combination agreement with Frontier, our proposal would still represent a 22.2% premium to the value of U S WEST's proposed merger with Global Crossing, a 42.1% premium to Friday's closing price of U S WEST and a 25.3% premium to the trading price of U S WEST prior to the announcement of its merger agreement with Global Crossing.

Neither of our acquisition proposals is conditioned upon the success of the other proposal and Qwest is prepared to enter into a binding agreement with U S WEST whether or not we conclude our transaction with Frontier.

Upon consummation of the transaction, we will invite you to become Vice Chairman of the Qwest Board and we would expect to invite up to four members of the current U S WEST Board, including you, to join the Qwest Board.

The combination of our two companies will allow us to combine the management talents of both organizations. We expect an extremely smooth transition given the fact that we are -- and will remain -- headquartered in Denver.

The combination of our two companies is truly a powerful opportunity for our respective shareholders, employees and customers. The combination will accelerate the delivery of Internet-based broadband communications services to a large customer base and, by bringing together the network infrastructure, applications and services as well as the customer distribution channels of our companies, will create a truly worldwide internet communications powerhouse.

We believe that the combination will result in significant operating synergies, aggregating approximately $9.1 billion to $10.1 billion through the year 2005 from our combination and $14 billion through the year 2005 from a combination of U S WEST, Frontier and Qwest. These synergies are comprised of (i) incremental revenues as the combined company expands its local, data, IP and long-distance service; (ii) operating cost savings in areas such as network operations and maintenance, sales and marketing, billing, customer and back office support as well as in procurement efficiencies; and (iii) capital savings by eliminating duplication of the companies' planned network buildouts and in other infrastructure and back-office areas. We are prepared to meet with you to discuss the analysis performed by us that underlies these synergies and demonstrates their feasibility. Our analysis of synergies is based on our analysis of information concerning you that is publicly available, and we would expect that working with you we could identify significantly greater synergies resulting from a combination of our two companies.

Our proposal is financially superior to your pending transaction with Global Crossing. Not only will your shareholders receive a higher price for their U S WEST shares in a simpler transaction structure, but they will also receive a superior stock reflecting Qwest's premier assets, management's operating record, strong growth prospects and the greater realizable synergies resulting from our combination.

Qwest's principal shareholder has indicated its readiness to enter into a voting agreement concerning its obligation to vote in favor of the merger at the meeting of Qwest shareholders comparable to the agreement entered into by Global Crossing's controlling shareholders.

We are confident of our ability to complete this transaction as quickly as the proposed Global Crossing merger. Our legal advisors are confident of our ability to obtain all necessary approvals in a timely manner and we are prepared to commit to take steps, including disposition of certain operations, required to obtain such consents. Our offer will be tax-free to U S WEST shareholders and we can provide tax treatment and tax consequences of our proposed transaction equivalent to those of the Global Crossing transaction.

We believe that our merger is fully consistent with the policy underlying the Telecommunications Act of 1996 and is strongly in the public interest. While obtaining regulatory approval under Section 271 of the Telecommunications Act is not a condition of the closing of our transaction, we would ask you to make the same commitments you have made in connection with the Global Crossing transaction to accelerate the process of obtaining such approval.

Given the clear superiority of our offer to the proposed Global Crossing merger, we would like to meet with you and your advisors as soon as possible to finalize a definitive agreement between our companies. The offer is, of course, subject to entering into such an agreement. In this regard, we are ready to enter into a merger agreement substantially similar to the Global Crossing agreement. A copy of the proposed merger agreement is attached to this letter. We are also ready to exchange confidential information. Qwest is committed to bringing the combination between our companies to a successful conclusion and we would be delighted to discuss any aspect of our proposal.

We look forward to meeting at the earliest opportunity to conclude this mutually beneficial transaction for both our companies. Please forward to us the form of confidentiality agreement we are required to execute to further this matter. In addition, we and our advisors will be happy to meet with U S WEST at the time of your choosing to answer any questions about our proposal. A list of persons who may be contacted at Qwest and at our financial and legal advisors is attached to this letter.


                                       Sincerely,



                                       Joseph P. Nacchio

                                       # # #

  The following is the letter sent today by Mr. Nacchio of Qwest to Mr. Clayton of Frontier:

                     Qwest Communications International Inc.
                                 700 Qwest Tower
                             555 Seventeenth Street
                             Denver, Colorado 80202

June 13, 1999

Mr. Joseph P. Clayton

Chief Executive Officer
Frontier Corporation
180 South Clinton Avenue
Rochester, New York 14646

Dear Joe:

Qwest Communications International Inc. is pleased to offer to acquire all of Frontier Corporation for cash and Qwest common stock. Qwest will pay $20 in cash and 1.181 shares of Qwest common stock for each share of Frontier common stock. Based on Friday's closing price for Qwest shares, our cash and stock offer has a value of $73.00 per Frontier share. We are also announcing our offer to acquire U S WEST, Inc. in a stock-for-stock transaction having total equity market value of approximately $41.3 billion and, in the event that U S WEST accepts our proposal and we enter into a merger agreement with U S WEST, we will increase the consideration payable to Frontier shareholders to $20 in cash and 1.226 shares of Qwest common stock having a total value of $75.00 per Frontier share.

The stock portion of our offer will be tax-free to Frontier shareholders. If U S WEST agrees to a business combination with us, our offer would represent a 19% premium to the value of Frontier's proposed merger with Global Crossing Ltd. based on the closing price of Global Crossing's shares on Friday, a 35.3% premium to Friday's closing price of Frontier and a 68.1% premium to the trading price of Frontier prior to the announcement of its merger agreement with Global Crossing. If we do not conclude our business combination agreement with U S WEST, our proposal would still represent a 15.9% premium to the value of Frontiers proposed merger with Global Crossing, a 31.7% premium to Friday's closing price of Frontier and a 63.6% premium to the trading price of Frontier prior to the announcement of its merger agreement with Global Crossing.

Neither of our acquisition proposals is conditioned upon the success of the other proposal and Qwest is prepared to enter into a binding agreement with Frontier whether or not we conclude our transaction with U S WEST.

Upon consummation of the transaction, we will invite up to two of Frontier's current directors, including you, to join the Qwest Board.

The combination of our two companies is truly a powerful opportunity for our respective shareholders, employees and customers. The combination will accelerate the delivery of Internet-based broadband communications services to a large customer base and, by bringing together the network infrastructure, applications and services as well as the customer distribution channels of our companies, will create a truly worldwide internet communications powerhouse.

We believe that the combination will result in significant operating synergies, aggregating approximately $4 billion to $4.5 billion through the year 2005 from our combination and $14 billion through the year 2005 from a combination of U S WEST, Frontier and Qwest. These synergies are comprised of (i) incremental revenues as the combined company expands its local, data, IP and long-distance service; (ii) operating cost savings in areas such as network operations and maintenance, sales and marketing, billing, customer and back office support as well as in procurement efficiencies; and (iii) capital savings by eliminating duplication of the companies' planned network buildouts and in other infrastructure and back-office areas. We are prepared to meet with you to discuss the analysis performed by us that underlies these synergies and demonstrates their feasibility. Our analysis of synergies is based on our analysis of information concerning you that is publicly available, and we would expect that working with you we could identify significantly greater synergies resulting from a combination of our two companies.

Our proposal is financially superior to your pending transaction with Global Crossing. Not only will your shareholders receive a higher price for their Frontier shares in a simpler transaction structure, but they will also receive a superior stock reflecting Qwest's premier assets, management's operating record, strong growth prospects and the greater realizable synergies resulting from our combination.

Qwest's principal stockholder has indicated its readiness to enter into a voting agreement concerning its obligation to vote in favor of the merger at the meeting of Qwest shareholders comparable to the agreement entered into by Global Crossing's controlling shareholders.

We are confident of our ability to complete this transaction as quickly as the proposed Global Crossing merger. Our offer contains no financing contingencies. Qwest has received financing commitments from Donaldson, Lufkin & Jenrette Capital Funding, Inc. and from Bank of America, NT & SA to supplement its existing cash reserves for the purpose of funding the cash portion of the consideration to be paid to Frontier shareholders and to pay the transaction fees and expenses.

We believe that our merger is fully consistent with the policy underlying the Telecommunications Act of 1996 and is strongly in the public interest. Our legal advisors are confident of our ability to obtain all necessary approvals in a timely manner.

Given the clear superiority of our offer to the proposed Global Crossing merger, we would like to meet with you and your advisors as soon as possible to finalize a definitive agreement between our companies. The offer is, of course, subject to entering into such an agreement. In this regard, we are ready to enter into a merger agreement substantially similar to the Global Crossing agreement. A copy of the proposed merger agreement is attached to this letter. We are also ready to exchange confidential information immediately. Qwest is committed to bringing the combination between our companies to a successful conclusion and we would be delighted to discuss any aspect of our proposal.

We look forward to meeting at the earliest opportunity to conclude this mutually beneficial transaction for both our companies. Please forward to us the form of confidentiality agreement we are required to execute to further this matter. In addition, we and our advisors will be happy to meet with Frontier at any time to answer any questions about our proposal. A list of persons who may be contacted at Qwest and at our financial and legal advisors is attached to this letter.


                                       Sincerely,



                                       Joseph P. Nacchio

                                       # # #

QWEST'S OFFERS ARE SUPERIOR
More Shareholder Value, Real Synergies, Strong Strategic Fit, Simple Structure
o     For USWEST:
      --     25% premium over current offer
      --     Stronger currency
      --     Greater realizable synergies
      --     Better fit with Qwest assets and strategic direction
o     For Frontier
      19% premium over current offer Stronger stock plus cash component Leading combined internet/hosting assets Simple deal structure
      Better fit with Qwest's assets and strategic direction
o     Qwest has demonstrated abilities to execute

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


QWEST AT A GLANCE

                                      QWEST                    COMBINED
                                    STANDALONE                 COMPANIES
Revenue (2000)                      $4.65 billion             $22 billion
EBITDA (2000)                       $1.1 billion              $8 billion
Customers                           4 million                 31 million
Employees                           8,500                     71,000
U.S.  Route Miles                   18,815                    79,200
U.S.  Fiber Miles                   900,000                   2.9 million
Global Fiber Miles                  1.3 million               3.35 million
Cyber Centers                       7                         23
Local Broadband Markets             40                        75
DSL Lines                           --                        35,000
PCS subscribers                     --                        220,000

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